February 8, 2008
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Mumford
Russell Mancuso, Branch Chief
Kevin Kuhar
Angela Crane

Re:	MAKO Surgical Corp.
Registration Statement on Form S-1
Filed September 19, 2007
File No. 333-146162
Ladies and Gentlemen:
     On behalf of MAKO Surgical Corp. (“Company”), this letter is in response to the Staff’s comment letter dated February 7, 2008 to Maurice R. Ferré, M.D., with respect to the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 filed on October 3, 2007, Amendment No. 2 filed on October 26, 2007, Amendment No. 3 filed November 14, 2007 and Amendment No. 4 filed January 31, 2008 (the “Registration Statement”).
     In response to your letter, set forth below are the Staff’s comments in bolded italics followed by the Company’s responses to the Staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 5 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
     We have sent to your attention on February 8, 2008 courtesy copies of this letter and Amendment No. 5 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.
Summary, page 1
1.	We note that you may seek acceleration of this registration statement prior to the time that your financial statements become stale. However, you must update your registration statement to include financial statements and related information for the year ended December 31, 2007 if available. If you do not have those financial statements available, please include a recent developments section providing a discussion of any known material results for the quarter ending December 31, 2007.

We respectfully submit that we do not have available financial statements and related information for the year ended December 31, 2007. Moreover the Company has determined, as of the date of this letter, that there are no known material results for the quarter ended December 31, 2007 that are required to be disclosed in the Registration Statement.
Principal and Selling Stockholders, page 120
2.	We note your new disclosure about the selling stockholder. With a view toward disclosure, please tell us when the selling stockholder acquired its shares being offered and the consideration paid.
In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 123.
3.	Please explain how a partial exercise of the over-allotment option will be allocated between you and the selling stockholder.
In response to the Staff’s comment, the Company has revised the disclosure on the cover of the prospectus and pages 120 and 123.
Report of Independent Registered Public Accounting Firm, page F-2
4.	We note your “draft” report for the effect of the reverse stock split described in Note 10. Prior to going effective the audit report should be signed and unrestricted.
The Company effected a one-for-3.03 reverse stock split of its common stock on February 8, 2008. Accordingly, we have included a revised Report of Independent Registered Public Accounting Firm in Amendment No. 5 to the Registration Statement and updated the disclaimer in the Registration Statement to reflect such split.
Note 6. Commitments and Contingencies, page F-25
5.	We note on page 89 that you received a letter from counsel to SensAble that included a proposed licensing fee of $30 million for additional patents not included in the Sublicense Agreement. Please revise the footnote to disclose or tell us why such disclosure is not needed.
In response to the Staff’s comment, the Company has revised the disclosure on page F-28.
Exhibits
6. Please file complete exhibits. We note you have not filed the attachments to Exhibit 1.1.
In response to the Staff’s comment, we have revised our Exhibit 1.1 filing to include all attachments to Exhibit 1.1.

Exhibit 10.20
7.	We note your statements in this exhibit that some of the attachments are not attached because they are not included in the contract. Please provide us with your analysis of (1) whether the omission of these attachments materially affects the validity or operation of the contract and (2) whether the missing attachments should be filed separately as material contracts.
As discussed with the Staff, the omitted attachments are exhibits to exhibits to the Addendum to the Asset Contribution Agreement and are not a part of the agreement itself. Therefore, the omission of these attachments does not affect the validity or operation of the agreement, and the Company has determined that the omitted attachments are not independently agreements that should be filed as material contracts.
Exhibit 5.1
8.	We note your counsel has limited its review of documents to specified items in the opinion. Please file an opinion based on a review of all legal and factual matters necessary to form the basis of the opinion given.
In response to the Staff’s comment, we have filed a revised legal opinion as Exhibit 5.1
9.	We note section (b) of the opinion of counsel assumes receipt by the “Company” of the consideration for the Selling Stockholder Shares specified in the resolutions of the Board of Directors. Please tell us why your counsel cannot determine that fact. If the company has not yet received the consideration, please tell us how the private placement is complete.
In response to the Staff’s comment, we have filed a revised legal opinion as Exhibit 5.1
10.	We note your counsel’s opinion is dated as of a date prior to the public offering and that the opinion speaks “as of the date hereof.” Please update the opinion to the date the registration statement is to be declared effective.
In response to the Staff’s comment, we will file a new legal opinion, dated as of the date the Registration Statement is declared effective, on such effective date.
* * * *
     If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (954) 927-2044.

Sincerely,
/s/ Maurice R. Ferré, M.D.
Maurice R. Ferré, M.D.